THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

The Greatest Adventures On Earth, LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT n exchange for the payment by [INVESTOR NAME] (the "**Investor**") of [INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], The Greatest Adventures On Earth, LLC, a Oh o m ted ab ty company (the "**Company**"), hereby ssues to the Investor the r ght to certa n Un ts, subject to the terms set forth be ow.

The "**Valuation Cap**" s **$5,000,000**

The "**Discount Rate**" s **80%**

See Sect on 2 for certa n add t ona def ned terms.

1. ***Events***

(a) **Equity Financing.** If there s an Equ ty F nanc ng before the exp rat on or term nat on of th s nstrument, the Company w automat ca y ssue to the Investor a number of Safe Preferred Un ts equa to the Purchase Amount d v ded by the Convers on Pr ce.

In connect on w th the ssuance of Safe Preferred Un ts by the Company to the Investor pursuant to th s Sect on 1(a):

( ) The Investor or the Des gnated Lead Investor (as def ned be ow), f any, w execute and de ver to the Company a transact on documents re ated to the Equ ty F nanc ng; *provided*, that such documents are the same documents to be entered nto w th the purchasers of Standard Preferred Un ts, w th appropr ate var at ons for the Safe Preferred Un ts f app cab e; and

( ) If the Investor s a Major Investor, the Investor and the Company w execute a Pro Rata R ghts Agreement n favor of the Investor, un ess the Investor s a ready nc uded n such r ghts n the transact on documents re ated to the Equ ty F nanc ng.

(b) **Liquidity Event**. If there s a L qu d ty Event before the exp rat on or term nat on of th s nstrument, the Investor w , at ts opt on, e ther ( ) rece ve a cash payment equa to the Purchase Amount (subject to the fo ow ng paragraph) or ( ) automat ca y rece ve from the Company a number of Common Un ts equa to the Purchase Amount d v ded by the L qu d ty Pr ce, f the Investor fa s to se ect the cash opt on.

In connect on w th Sect on 1(b)( ), the Purchase Amount w be due and payab e by the Company to the Investor mmed ate y pr or to, or concurrent w th, the consummat on of the L qu d ty Event. If there are not enough funds to pay ( ) ho ders of any ser es of Preferred Un ts ssued before the date of th s nstrument ("**Senior Preferred Holders**") and ( ) the Investor and ho ders of other Safes (co ect ve y, the "**Cash-Out Investors**") n fu , then a of the Company s ava ab e funds w be d str buted ( ) f rst to the Sen or Preferred Ho ders and ( ) second w th equa pr or ty and *pro rata* among the Cash-Out Investors n proport on to the r Purchase Amounts, and the Cash-Out Investors w automat ca y rece ve the number of Common Un ts equa to the rema n ng unpa d Purchase Amount d v ded by the L qu d ty Pr ce. In connect on w th a Change of Contro ntended to qua fy as a tax-free reorgan zat on, the Company may reduce, pro rata, the Purchase Amounts payab e to the Cash-Out Investors by the amount determ ned by the Board n good fa th to be adv sab e for such Change of Contro to qua fy as a tax-free reorgan zat on for U.S. federa ncome tax purposes, and n such case, the Cash-Out Investors w automat ca y rece ve the number of Common Un ts equa to the rema n ng unpa d Purchase Amount d v ded by the L qu d ty Pr ce.

(c) **Dissolution Event.** If there s a D sso ut on Event before th s nstrument exp res or term nates, the Company w pay ( ) f rst to the Sen or Preferred Ho ders any amounts due and payab e to them n connect on w th a D sso ut on Event under the Company s operat ng agreement (the "**Senior Preferred Holders' Payment**") and ( ) second an amount equa to the Purchase Amount, due and payab e to the Investor mmed ate y pr or to, or concurrent w th, the consummat on of the D sso ut on Event. The Purchase Amount w be pa d pr or and n preference to any D str but on of any of the assets of the Company to ho ders of outstand ng Common Un ts by reason of the r ownersh p thereof. If mmed ate y pr or to the consummat on of the D sso ut on Event and after payment of the Sen or Preferred Ho ders Payment, the assets of the Company ega y ava ab e for d str but on to the Cash-Out Investors, as determ ned n good fa th by the Board, are nsuff c ent to perm t the payment to the Cash-Out Investors of the r respect ve Purchase Amounts, then the ent re assets of the Company ega y ava ab e for d str but on w be d str buted w th equa pr or ty and *pro rata* among the Cash-Out Investors n proport on to the Purchase Amounts they wou d otherw se be ent t ed to rece ve pursuant to th s Sect on 1(c).

(d) **Repurchase.** If the Company determ nes, n ts so e d scret on, that t s ke y that w th n s x months the secur t es of the Company w be he d of record by a number of persons that wou d requ re the Company to reg ster a c ass of ts equ ty secur t es under the Secur t es Exchange Act of 1934, as amended, as requ red by Sect on 12(g) thereof, the Company sha have the opt on to repurchase th s nstrument from the Investor for the greater of ( ) the Purchase Amount and ( ) the fa r market va ue of th s nstrument, as determ ned by an ndependent appra ser of secur t es chosen by the Company (such repurchase, the "**Repurchase**," and such greater va ue, the "**Repurchase Value**"); *provided, however*, that, n the event an Equ ty F nanc ng occurs w th n three months after the Repurchase and the Repurchase Va ue s ess than the Aggregate Va ue (as def ned be ow) of the Safe Preferred Un ts the Investor wou d have rece ved had the Repurchase not occurred (where such va ue s determ ned by mu t p y ng the number of Safe Preferred Un ts by the Convers on Pr ce and s referred to as the "**Aggregate Value**"), the Company sha pay to the Investor an amount equa to the d fference between the Aggregate Va ue and the Repurchase Va ue prompt y fo ow ng the consummat on of the Equ ty F nanc ng. Such ndependent appra ser sha be regu ar y engaged n the va uat on of secur t es. The forego ng repurchase opt on term nates upon a Change of Contro or D sso ut on Event.

(e) **Termination.** Th s nstrument w exp re and term nate (w thout re ev ng the Company of any ob gat ons ar s ng from a pr or breach of or non-comp ance w th th s nstrument) upon e ther ( ) the ssuance of Un ts to the Investor pursuant to Sect on 1(a) or Sect on 1(b)( ); ( ) the payment, or sett ng as de for payment, of amounts due the Investor pursuant to Sect on 1(b)( ) or Sect on 1(c); or ( ) the payment of the Repurchase Va ue; prov ded, however, the prov s ons of Sect on 1(d) w cont nue after such payment to the extent necessary to enforce the prov s ons of Sect on 1(d) n the event an Equ ty F nanc ng occurs w th n three months after the Repurchase; prov ded, further, that Sect on 5 sha surv ve any such term nat on.

Definitions

"**Board**" means the board of Managers of the Company.

"**Change of Control**" means ( ) a transact on or ser es of re ated transact ons n wh ch any "person" or "group" (w th n the mean ng of Sect on 13(d) and 14(d) of the Secur t es Exchange Act of 1934, as amended), becomes the "benef c a owner" (as def ned n Ru e 13d-3 under the Secur t es Exchange Act of 1934, as amended), d rect y or nd rect y, of more than 50% of the outstand ng vot ng secur t es of the Company hav ng the r ght to vote for the e ect on of members of the Board, ( ) any reorgan zat on, merger or conso dat on of the Company, other than a transact on or ser es of re ated transact ons n wh ch the ho ders of the vot ng secur t es of the Company outstand ng mmed ate y pr or to such transact on or ser es of re ated transact ons reta n, mmed ate y after such transact on or ser es of re ated transact ons, at east a major ty of the tota vot ng power represented by the outstand ng vot ng secur t es of the Company or such other surv v ng or resu t ng ent ty or ( ) a sa e, ease or other d spos t on of a or substant a y a of the assets of the Company; *provided, however*, a Change of Contro does not nc ude a reorgan zat on to change the Company s dom c e or to convert the Company nto a corporat on.

"**Company Capitalization**" means the **sum**, as of mmed ate y pr or to the Equ ty F nanc ng, of: (1) a Un ts (on an as-converted bas s) ssued and outstand ng, assum ng exerc se or convers on of a outstand ng vested and unvested opt ons, warrants and other convert b e secur t es, as we as a prof ts nterests, but **excluding**: (A) th s nstrument, (B) a other Safes, and (C) convert b e prom ssory notes; (2) a phantom nterests of the Company; **and** (3) a Common Un ts reserved and ava ab e for future grant under any equ ty ncent ve or s m ar p an of the Company, and/or any equ ty ncent ve or s m ar p an to be created or ncreased n connect on w th the Equ ty F nanc ng.

"**Conversion Price**" means e ther: (1) the Safe Pr ce or (2) the D scount Pr ce, wh chever ca cu at on resu ts n a greater number of Safe Preferred Un ts.

"**Designated Lead Investor**" m a s a p c as of a Saf d s g at d by t Compa y, a d w c s c p c as as ag d to act t capac ty of D s g at d L ad I v sto p s a t to t t ms a d co d t o s S ct o

"**Discount Price**" means the pr ce per un t of the Standard Preferred Un ts so d n the Equ ty F nanc ng mu t p ed by the D scount Rate.

"**Distribution**" means the transfer to ho ders of Un ts by reason of the r ownersh p thereof of cash or other property w thout cons derat on whether by way of d v dend or otherw se, other than d v dends on Common Un ts payab e n Common Un ts, or the purchase or redempt on of Un ts by the Company or ts subs d ar es for cash or property other than: ( ) repurchases of Common Un ts he d by emp oyees, off cers, members of the Board or consu tants of the Company or ts subs d ar es pursuant to an agreement prov d ng, as app cab e, a r ght of f rst refusa or a r ght to rep rchase Un ts upon term nat on of such serv ce prov der s emp oyment or serv ces; or ( ) repurchases of Un ts n connect on w th the sett ement of d sputes w th any member.

"**Dissolution Event**" means ( ) a vo untary term nat on of operat ons, ( ) a genera ass gnment for the benef t of the Company s cred tors or ( ) any other qu dat on, d sso ut on or w nd ng up of the Company (**excluding** a L qu d ty Event), whether vo untary or nvo untary.

"**Equity Financing** means a bona f de transact on or ser es of transact ons w th the pr nc pa purpose of ra s ng cap ta , pursuant to wh ch the Company ssues and se s Preferred Un ts at a f xed pre-money va uat on.

"**Initial Public Offering** m a s t c os g of t Compa y s f st f m comm tm t d w tt t a p b c off g of Commo U ts (o s a s of Commo Stock of a co po at o to w c t Compa y s co v t d) p s a t to a g st at o stat m t f d d t S c t s Act

"**Liquidity Capitalization**" means the number, as of mmed ate y pr or to the L qu d ty Event, of: (1) a Un ts (on an as-converted bas s) ssued and outstand ng, assum ng exerc se or convers on of a outstand ng vested and unvested opt ons, warrants and other convert b e secur t es, as we as prof ts nterests, but **excluding**: ( ) the Common Un ts reserved and ava ab e for future grant under any equ ty ncent ve or s m ar p an, ( ) th s nstrument, ( ) a other Safes, and (v) convert b e prom ssory notes; **and** (2) a phantom nterests of the Company.

"**Liquidity Event** means a Change of Contro or an In t a Pub c Offer ng.

"**Liquidity Price**" means the pr ce per un t equa to the Va uat on Cap d v ded by the L qu d ty Cap ta zat on.

"**Major Investor** means a ho der of one or more Safes f ( ) the aggregate Purchase Amounts of such Safes s equa to or greater than $100,000 and ( ) Wefunder, Inc. has ver f ed that such ho der s an accred ted nvestor n accordance w th Ru e 506(c) of Regu at on D under the Secur t es Act.

"**Pro Rata Rights Agreement**" m a s a w tt ag m t b tw t Compa y a d t I v sto (a d o d s of ot Saf s, as app op at) g v g t I v sto a g t to p c as ts p o ata s a of p vat p ac m ts of s c t s by t Compa y **occurring after the Equity Financing**, s b ct to c stoma y xc pt o s *Pro rata* fo p pos s of t P o Rata R g ts Ag m t w b ca c at d bas d o t at o of (1) t mb of U ts ow d by t I v sto mm d at y p o to t ss a c of t s c t s to ( ) t tota mb of o tsta d g U ts a d p a tom t sts o a f y d t d bas s, ca c at d as of mm d at y p o to t ss a c of t s c t s

"**Safe** means an nstrument conta n ng a future r ght to Un ts, s m ar n form and content to th s nstrument, purchased by nvestors for the purpose of fund ng the Company s bus ness operat ons.

"**Safe Preferred Units**" means the un ts of a ser es of Preferred Un ts ssued to the Investor n an Equ ty F nanc ng, hav ng the dent ca r ghts, pr v eges, preferences and restr ct ons as the Standard Preferred Un ts, except that such ser es w have ( ) no vot ng r ghts, other than requ red by aw; ( ) a per un t qu dat on preference and convers on pr ce for purposes of pr ce-based ant -d ut on protect on equa to the Convers on Pr ce; and ( ) d v dend r ghts based on the Convers on Pr ce.

"**Safe Price**" means the pr ce per un t equa to the Va uat on Cap d v ded by the Company Cap ta zat on.

"**Standard Preferred Units** means the un ts of a ser es of Preferred Un ts ssued to the nvestors nvest ng new money n the Company n connect on w th the n t a c os ng of the Equ ty F nanc ng.

"**Units** m a s t q ty t sts of t Compa y, c d g, w t o t m tat o , t "**Common Units**" a d t "**P eferred Units** "

Company Representations

(a) The Company s a m ted ab ty company du y organ zed, va d y ex st ng and n good stand ng under the aws of the state of ts format on, and has the power and author ty to own, ease and operate ts propert es and carry on ts bus ness as now conducted.

(b) The execut on, de very and performance by the Company of th s nstrument s w th n the power of the Company and, other than w th respect to the act ons to be taken when Un ts are to be ssued to the Investor, has been du y author zed by a necessary act ons on the part of the Company. Th s nstrument const tutes a ega , va d and b nd ng ob gat on of the Company, enforceab e aga nst the Company n accordance w th ts terms, except as m ted by bankruptcy, nso vency or other aws of genera app cat on re at ng to or affect ng the enforcement of cred tors r ghts genera y and gene a pr nc p es of equ ty. To the know edge of the Company, t s not n v o at on of ( ) ts c rrent cert f cate of format on or operat ng agreement, ( ) any mater a statute, ru e or regu at on app cab e to the Company or ( ) any mater a ndenture or contract to wh ch the Company s a party or by wh ch t s bound, where, n each case, such v o at on or defau t nd v dua y, or together w th a such v o at ons or defau ts, cou d reasonab y be expected to have a mater a adverse effect on the Company.

(c) The performance and consummat on of the transact ons contemp ated by th s nstrument do not and w not: ( ) v o ate any mater a judgment, statute, ru e or regu at on app cab e to the Company; ( ) resu t n the acce erat on of any mater a ndenture or contract to wh ch the Company s a party or by wh ch t s bound; or ( ) resu t n the creat on or mpos t on of any en upon any property, asset or revenue of the Company or the suspens on, forfe ture, or nonrenewa of any mater a perm t, cense or author zat on app cab e to the Company, ts bus ness or operat ons.

(d) No consents or approva s are requ red n connect on w th the performance of th s nstrument, other than: ( ) the Company s m ted ab ty company approva s; ( ) any qua f cat ons or f ngs under app cab e secur t es aws; and ( ) necessary m ted ab ty company approva s for the author zat on of Un ts ssuab e pursuant to <u>Sect on 1</u>.

( ) To ts k ow dg , t Compa y ow s o poss ss s (o ca obta o comm c a y aso ab t ms) s ff c t ga g ts to a pat ts, t ad ma ks, s v c ma ks, t ad am s, copy g ts, t ad s c ts, c s s, fo mat o , p oc ss s a d ot t ct a p op ty g ts c ssa y fo ts b s ss as ow co d ct d a d as c t y p opos d to b co d ct d, w t o t a y co f ct w t , o f g m t of t g ts of, ot s

4. ***Investor Representations***

(a) The Investor has fu ega capac ty, power and author ty to execute and de ver th s nstrument and to perform ts ob gat ons hereunder. Th s nstrument const tutes va d and b nd ng ob gat on of the Investor, enforceab e n accordance w th ts terms, except as m ted by bankruptcy, nso vency or other aws of genera app cat on re at ng to or affect ng the enforcement of cred tors r ghts genera y and genera pr nc p es of equ ty.

(b) f the Investor has checked the box next to "Accred ted Investor" on the s gnature page, the Investor represents that he, she or t s an accred ted nvestor as such term s def ned n Ru e 501 of Regu at on D under the Secur t es Act. If the Investor has checked the box next to "Unaccred ted Investor" on the s gnature page, the Investor represents that he, she or t s comp y ng w th the ru es and regu at ons of Regu at on Crowdfund ng, nc ud ng the nvestment m ts set forth n Sect on 4(a)(6) of the Secur t es Act. The Investor has been adv sed that th s nstrument and the under y ng secur t es have not been reg stered under the Secur t es Act, or any state secur t es aws and, therefore, cannot be reso d un ess they are reg stered under the Secur t es Act and app cab e state secur t es aws or un ess an exempt on from such reg strat on requ rements s ava ab e. The Investor s purchas ng th s nstrument and the secur t es to be acqu red by the Investor hereunder for ts own account for nvestment, not as a nom nee or agent, and not w th a v ew to, or for resa e n connect on w th, the d str but on thereof, and the Investor has no present ntent on of se ng, grant ng any part c pat on n, or otherw se d str but ng the same. The Investor has such know edge and exper ence n f nanc a and bus ness matters that the Investor s capab e of eva uat ng the mer ts and r sks of such nvestment, s ab e to ncur a comp ete oss of such nvestment w thout mpa r ng the Investor s f nanc a cond t on and s ab e to bear the econom c r sk of such nvestment for an ndef n te per od of t me.

5. ***Irrevocable Proxy; SPV Reorganization***

(a) f t I v sto **<u>is not</u>** a Ma o I v sto , t I v sto by appo ts, a d s a appo t t f t po q st, t D s g at d L ad I v sto as t I v sto s t a d awf p oxy a d atto y, w t t pow to act a o a d w t f pow of s bst t t o , to, co s st t w t t s st m t a d o b a f of t I v sto , ( ) g v a d c v ot c s a d comm cat o s, ( ) x c t a y st m t o doc m t t at t D s g at d L ad I v sto d t m s s c ssa y o app op at t x c s of ts a t o ty d t s st m t a d ( ) tak a act o s c ssa y o app op at t dgm t of t D s g at d L ad I v sto fo t accomp s m t of t fo go g T p oxy a d pow g a t d by t I v sto p s a t to t s <u>S ct o (a)</u> a co p d w t a t st S c p oxy a d pow w b vocab t o g a d c d g t dat of t f a c os g of a Eq ty F a c g, w c cas t t ms of <u>S ct o (b)</u> w t aft gov T p oxy a d pow , so o g as t I v sto s a d v d a , w s v v t d at , comp t cy a d d sab ty of t I v sto a d, so o g as t I v sto s a t ty, w s v v t m g o o ga zat o of t I v sto o a y ot t ty od g t s st m t T D s g at d L ad I v sto s a t d d t d pa ty b f c a y of t s <u>S ct o (a)</u> a d <u>S ct o (c)</u> a d as t g t, pow a d a t o ty to fo c t p ov s o s eof as t o g t was a pa ty to

(b) If the Investor **<u>is not</u>** a Major Investor, after the date of the f na c os ng of an Equ ty F nanc ng, the Investor hereby appo nts, and sha appo nt n the future upon request, the then-current Ch ef Execut ve Off cer of the Company (the "**CEO**"), as the Investor s true and awfu p oxy and attorney, w th the power to act a one and w th fu power of subst tut on, to, cons stent w th th s nstrument and on beha f of the Investor, ( ) vote a of the Un ts ssued pursuant to the terms of th s nstrument as the ho ders of a major ty of the Standard Preferred Un ts vote, ( ) g ve and rece ve not ces and commun cat ons, ( ) execute any nstrument or document that the CEO determ nes s necessary or appropr ate n the exerc se of the CEO s author ty under th s nstrument and (v) take a act ons necessary or appropr ate n the judgment of the CEO for the accomp shment of the forego ng. The proxy and power granted by the Investor pursuant to th s <u>Sect on 5(b)</u> are coup ed w th an nterest. Such proxy and power w be rrevocab e. The proxy and power, so ong as the Investor s an nd v dua , w surv ve the death, ncompetency and d sab ty of the Investor and, so ong as the Investor s an ent ty, w surv ve the merger or reorgan zat on of the Investor or any other ent ty ho d ng Un ts ssued pursuant to the terms of th s nstrument. The CEO s an ntended th rd-party benef c ary of th s <u>Sect on 5(b)</u> and <u>Sect on 5(c)</u> and has the r ght, power and author ty to enforce the prov s ons hereof as though he or she was a party hereto.

(c) f the Investor s not a Major Investor:

( ) Other than w th respect to the gross neg gence or w fu m sconduct of the Des gnated Lead Investor or the CEO, n h s or her capac ty as the Investor s true and awfu proxy and attorney pursuant to <u>Sect on 5(b)</u> (co ect ve y, the "**Proxy**"), the Proxy w not be ab e for any act done or om tted n h s, her or ts capac ty as representat ve of the Investor pursuant to th s nstrument

w act g good fa t , a d a y act do o om tt d p s a t to t w tt adv c of o ts d co s w b co c s v v d c of s c good fa t T P oxy as o d t s o spo s b t s xc pt t os xp ss y s t fo t t s st m t, a d o mp d cov a ts, f ct o s, spo s b t s, d t s, ob gat o s o ab t s o b a f of t I v sto ot w s x st aga st t P oxy T I v sto s a d m fy, d f d a d o d a m ss t P oxy f om a d aga st a y a d a oss s, ab t s, damag s, c a ms, p a t s, f s, fo f t s, act o s, f s, costs a d xp s s (c d g t f s a d xp s s of co s a d xp ts a d t staffs a d a xp s of doc m t ocat o , d p cat o a d s pm t) (co ct v y, "**Proxy Losses**) a s g o t of o co ct o w t a y act do o om tt d t P oxy s capac ty as p s tat v of t I v sto p s a t to t s st m t, ac cas as s c P oxy Loss s a s ff d o c d *provided*, t at t v t t at a y s c P oxy Loss s a f a y ad d cat d to av b d ct y ca s d by t g oss g g c o w f m sco d ct of t P oxy, t P oxy (o , t cas of t CEO, t Compa y) s a mb s t I v sto t amo t of s c d m f d P oxy Loss s to t xt t att b tab to s c g oss g g c o w f m sco d ct (p ov d d t at t P oxy s agg gat ab ty d s a o v t xc d t P c as Amo t) I o v t w t P oxy b q d to adva c s, o ts ow f ds o b a f of t I v sto o ot w s T I v sto ack ow dg s a d ag s t at t fo go g d m t s w s v v t s g at o o mova of t P oxy o t t m at o of t s st m t

( ) A dec s on, act, consent or nstruct on of the Proxy const tutes a dec s on of the Investor and s f na , b nd ng and conc us ve upon the Investor. The Company, members of the Company and any other th rd party may re y upon any dec s on, act, consent or nstruct on of the Proxy as be ng the dec s on, act, consent or nstruct on of the Investor. The Company, members of the Company and any other th rd party are hereby re eved from any ab ty to any person for any acts done by them n accordance w th such dec s on, act, consent or nstruct on of the Proxy.

(d) The Investor hereby agrees to take any and a act ons determ ned by the Board n good fa th to be adv sab e to reorgan ze th s nstrument and any Un ts ssued pursuant to the terms of th s nstrument nto a spec a -purpose veh c e or other ent ty des gned to aggregate the nterests of ho ders of Safes.

6. ***Miscellaneous***

(a) Any prov s on of th s nstrument may be amended, wa ved or mod f ed as fo ows:

( ) f t I v sto **<u>is not</u>** a Ma o I v sto , a y p ov s o of t s st m t (ot t a t Va at o Cap) may b am d d, wa v d o mod f d o y po t w tt co s t of t Compa y a d t (A) t D s g at d L ad I v sto o (B) t o d s of a ma o ty of t P c as Amo ts payab to t Cas O t I v sto s

( ) f the Investor **<u>is</u>** a Major Investor, any prov s on of th s nstrument (other than the Va uat on Cap) may be amended, wa ved or mod f ed on y upon the wr tten consent of the Company and the ho ders of a major ty of the Purchase Amounts payab e to the Cash-Out Investors who are Major Investors; and

( ) regard ess of whether the Investor **<u>is</u>** or **<u>s not</u>** a Major Investor, the Va uat on Cap may be amended, wa ved or mod f ed on y (A) upon the wr tten consent of the Company and the ho ders of a major ty of the Purchase Amounts payab e to the Cash-Out Investors or (B) as contemp ated n the def n t on of Va at on Cap.

(b) Any not ce requ red or perm tted by th s nstr ment w be deemed suff c ent when de vered persona y or by overn ght cour er or sent by ema to the address prov ded by such party to Wefunder, Inc., as subsequent y mod f ed by wr tten not ce, or 48 hours after be ng depos ted n the U.S. ma as cert f ed or reg stered ma w th postage prepa d, addressed to the party to be not f ed.

(c) The Investor s not ent t ed, as a ho der of th s nstrument, to vote or rece ve d v dends or be deemed the ho der of Un ts for any pu pose, nor w anyth ng conta ned here n be construed to confer on the Investor, as such, any of the r ghts of a member of the Company or any r ght to vote for the e ect on of members of the Board or upon any matter subm tted to members at any meet ng thereof, or to g ve or w thho d consent to any m ted ab ty company act on or to rece ve not ce of meet ngs, or to rece ve subscr pt on r ghts or otherw se unt the Un ts have been ssued upon the terms descr bed here n.

(d) N t t s st m t o t g ts co ta d may b ass g d, by op at o of aw o ot w s , by t pa ty w t o t t p o w tt co s t of t ot *provided, however*, t at t Compa y may ass g t s st m t w o , w t o t t co s t of t I v sto , co ct o w t a o ga zat o to c a g t Compa y s dom c o to co v t t Compa y to a co po at o

(e) n the event any one or more of the prov s ons of th s nstrument s for any reason he d to be nva d, ega or unenforceab e, n who e or n part or n any respect, or n the event that any one or more of the prov s ons of th s nstrument operate or wou d prospect ve y operate to nva date th s nstrument, then and n any such event, such prov s on(s) on y w be deemed nu and vo d and w not affect any other prov s on of th s nstrument and the rema n ng prov s ons of th s nstrument w rema n operat ve and n fu force and effect and w not be affected, prejud ced, or d sturbed thereby.

(f) A r ghts and ob gat ons hereunder w be governed by the aws of the State of **Ohio**, w thout regard to the conf cts of aw prov s ons of such jur sd ct on.

(Signature page follows)

IN WITNESS WHEREOF, the unders gned have caused th s nstrument to be du y executed and de vered.

COMPANY:

The Greatest Adventures On Earth, LLC

By: *Founder Signature*

Name:

T t e:

INVESTOR:

INVESTOR NAME]

By *Investor Signature*

Nam INVESTOR NAME]

T t

☐ Accred ted Investor
☐ Unaccred ted Investor

Read and Approved (for IRA use only)

By:

Name: